[Cooley Godward Kronish LLP letterhead]
October 3, 2006
Securities and Exchange Commission
450 5th Street N.W., Mail Stop 03-06
Washington, D.C. 20549
Attention: Daniel Lee

Re:	BroadVision, Inc.
Amendment No. 1 to Registration Statement on Form S-1, Filed August 15, 2006, File No. 333-131540 (the “Prior Amendment”); Form 10-Q for the quarter ended March 31, 2006, File No. 0-28252
Ladies and Gentlemen:
          Enclosed for filing on behalf of BroadVision, Inc. (the “Company”) is Amendment No. 2 to the above-referenced Registration Statement on Form S-1 (the “S-1/A”). For your convenience, we have enclosed three copies of the S-1/A.
          This filing is made in response to the comments received from the Staff of the Commission by letter dated September 8, 2006. The numbering of the paragraphs below corresponds to the numbering of the comments, which, for your convenience, we have inserted into this response letter. We have also enclosed a marked copy of the S-1/A, marked to show changes made to the Prior Amendment. Below are the Staff’s comments and our responses.
Amendment No. 1 to Registration Statement on Form S-1
General
1.	Your attention is directed to Rules 3-01(a) and 3-02(a) of Regulation S-X and the need for updated financial statements and related disclosures. Please update your financial information.

Response: With the filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (the “June 30 10-Q”) and the incorporation of the information contained in that report into the S-1/A, the financial information in the S-1/A has been updated in compliance with Rules 3-01(a) and 3-02(a) of Regulation S-X.

2.	We note your incorporation by reference of your financial statements set forth in your recently filed Forms 10-K and 10-Q and that you have not yet to file your form 10-Q for the quarter ended June 30, 2006. Accordingly, it does not appear that incorporation by reference is available to you pursuant to General Instruction VII.B. of Form S-1. Nevertheless, were incorporation by reference available, it does not appear that you are able to incorporate by reference any future filings under Form S-1 nor that you have incorporated by reference all necessary reports pursuant to Item 12(a)(2) of Form S-1. Please revise as appropriate.

Response: The S-1/A incorporates by reference the information contained in the June 30 10-Q, which was submitted for filing with the Commission on September 25, 2006, and the Company has revised the S-1/A as appropriate, including on page 27, to incorporate by reference all necessary reports pursuant to Item 12(a)(2) of Form S-1.
Questions & Answers About the Rights Offering
What is the purpose of the rights offering?, page ii
3.	We note your response to comment 2 of our letter dated March 1, 2006. Please state that the notes held by Honu Holdings were convertible into 5,625,000 shares, at an effective conversion rate of $2.76 per share, prior to the renegotiation of the note terms to induce the conversion by the holder. Please further elaborate on the impetus for the amendment in the conversion terms and the nature of the “liquidity challenges” that prompted the amendment of the notes in connection with the agreement to convert them.

Response: We have updated the S-1/A, including on pages ii, 1 and 15, to add disclosure that is responsive to your request.

4.	We note your response to comment 8 of our letter dated March 1, 2006. In your response letter, please describe the events that led to your decision to allow holders of warrants to participate in the subscription offering. Explain when this decision occurred and discuss how the warrant holders who will participate included? Consider expanding the prospectus to inform investors why you decided to distribute the subscription rights to warrant holders.

Response: The only warrants whose holders are being permitted to participate in the rights offering are those issued to the investors in the Company’s 2004 convertible note financing. As originally issued and as currently in effect, these warrants require the Company to afford the holders rights in certain situations, including the planned rights offering, as if the warrant holders had exercised their warrants in full on the date prior to the record date for the given offering or distribution. These warrants were not acquired by Honu Holdings when it purchased the convertible notes. We have added relevant disclosure on pages ii and 15.
Item 17, Undertakings
5.	We note your undertaking pursuant to your reliance on Rule 430B of the Securities Act. As it does not appear that Form S-3 is available to you to register a primary offering, Rule 430B would not be applicable. Please explain to us your reliance on Rule 430B as opposed to Rule 430C with respect to your offering or otherwise revise as appropriate.

Response: We note the Commission’s comment and have modified the language in the Undertakings section beginning on page II-3 to reflect the Company’s reliance on Rule 430C.
Form 10-Q for the quarter ended March 31, 2006
6.	We note that as disclosed on pages 64 and 65 of your registration statement and in your Form 10-K for the year ended December 31, 2005 management determined your disclosure controls and procedures to not be effective as of December 31, 2005 in light of a material weakness identified in your internal control over financial reporting. We further note that there were no changes to your internal control over financial reporting for the quarters ended December 31, 2005 and March 31, 2006. In light of the foregoing, please advise of the basis for management’s determination that your disclosure controls and procedure are effective as of March 31, 2006 and the events that occurred that underlie the change in the conclusion as to the effectiveness.

Response: The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (the “March 31 10-Q”) erroneously stated that management determined the Company’s disclosure controls and procedures to be effective as of March 31, 2006; the Company filed an amendment to the March 31 10-Q on September 25, 2006 in order to correct this error and correctly state management’s determination that, as of March 31, 2006, the Company’s disclosure controls and procedures were not effective at the “reasonable assurance” level. We note that management made this same determination as of June 30, 2006, as set forth in the June 30 10-Q.

7.	With respect to your disclosure that management determined your disclosure controls and procedures were effective, such disclosure suggests that your disclosure controls and procedures are designed, but only to the extent of “ensur[ing] that material information relating to [y]our company, including [y]our consolidated subsidiaries, is made known to [y]our chief executive officer and chief financial officer by others within those entities particularly during the period in which this report was being prepared,” and effective, but only to the extent of “providing reasonable assurance that information required to be disclosed by [you] in the reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the [our] rules and forms.” This formulation appears to vary from the requirements of Rules 13a-15(b) and (e) under the Exchange Act and does not address whether the necessary information “is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Subject to our prior comment above, please advise us whether your chief executive officer and chief financial officer have determined your disclosure controls and procedures pursuant to the definition set forth in Rule 13a-15(e) to be effective as of March 31, 2006. Please confirm that you will note this comment with respect to preparing future reports.

Response: We refer to our response to Comment 6 above and confirm that we will note this comment with respect to future reports.
          Please contact me at (415) 693-2172 with any further questions or comments regarding this matter.
Very truly yours,
/s/ Peter H. Werner
Peter H. Werner

cc:	Dr. Pehong Chen
Kenneth Liu Kenneth Guernsey Virginia Edwards